Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. Kornit Digital (NASDAQ: KRNT) First Quarter 2024 Earnings Conference Call Supporting Slides May 8, 2024 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today’s Call Ronen Samuel CEO Lauri Hanover CFO Jared Maymon Investor Relations

Kornit Digital. All Rights Reserved. Safe Harbor This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of adverse macro - economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct - to - garment platform ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems and consumables ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2023 , filed with the SEC on March 28 , 2024 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. ― Revenues of $43.8 million and adjusted EBITDA margin of negative 18% ― Within the guidance range provided in February ― Generated positive cash from operations for the first quarter of 2024, ahead of plan ― Overall, while our market remains challenging, we saw a few positive signs in the quarter ― Including, continued year - over - year improvements to utilization, impressions, and consumables sales ― We also saw a strong reception on both the Apollo and the initial pilot to our new all - inclusive click model First Quarter 2024 Recap

Kornit Digital. All Rights Reserved. ― Customers gave very positive feedback overall on the Apollo system ― Cemented Apollo as a permanent piece of their production floor ― One of these customers has already placed an order for an additional 4 Apollos, and expects to order another 2 more systems this year for a total of seven Apollos ― Planning to use their Apollos to transition mid - sized runs from screen - printing to digital Apollo Update

Kornit Digital. All Rights Reserved. ― Last week another beta customer placed an order for their second Apollo ― Beyond beta customers, built pipeline of orders from new and existing customers in 2024 ― We have already started to add to our pipeline for 2025 ― We are now working with our contract manufacturers to increase production capacity of Apollo systems for 2024 and beyond Apollo Update Continued…

Kornit Digital. All Rights Reserved. ― Feedback overall from our industry has been highly positive ― Both new and existing customers expressing their preference for this model ― Introduction of this program, even with its initially limited scope, helped us make progress ― AIC model can solve barriers of uncertainty in unit economics and large capital investment ― AIC model is very favorable for Kornit, especially given the volatility in our market today ― Minimum volume requirements give us clear line of sight into revenue potential, which is more predictable than our traditional model due to its recurring nature Pilot All - inclusive Click (AIC) Program

Kornit Digital. All Rights Reserved. ― Strategic pillar of our digital transformation strategy ― Drives revenue diversification across product mix, applications, and geographies ― Saw direct - to - fabric production strong double - digit growth year - over - year in ink and impressions ― We are continuing to progress with our key customer in China in the footwear market ― Could be remarkable opportunity for Kornit in the medium - term Direct - to - Fabric Update

Kornit Digital. All Rights Reserved. ― Both increase in productivity of around 15% - 20% ― Improvements in production consistency, flexibility, and additional applications ― New MAX Transfer solution announced in FESPA in March ― Solution brings same level of consistency, quality, and sustainability customers expect from Kornit products ― Adds placement versatility for certain incremental applications customers seek to address ― Will continue to share updates as we work through development Atlas MAX Plus Beta Testing

Kornit Digital. All Rights Reserved. ― Macroeconomic conditions remained challenging to start the year, as expected ― Saw several positive signs that our new products and models are resonating well ― We are dedicating attention and resources to ensuring that we have put all necessary pieces in place to deliver on our mission of transitioning long - run production to sustainable, on - demand production globally Concluding Remarks

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. ― Q1 2024 revenues were $43.8 million ― Within the guidance range of $43 - $48 million ― Consumables grew year - over - year for Q1 2024 ― Again, more than offset by a decline in systems and services sales, as expected Revenues $47.8 $43.8 Q1 Revenues ($M) 2023 2024 64% 24% 12% Revenues By Region Americas EMEA Asia Pacific

Kornit Digital. All Rights Reserved. ― Q1 2024 non - GAAP gross margin of 37.5% compared to 30.2% in Q1 2023 ― Improvement primarily attributable to a better mix between comparatively higher - margin consumables and systems and lower fixed costs due to restructuring efforts Gross Margins 30.2% 37.5 % Non - GAAP Gross Margin 2023 2024

Kornit Digital. All Rights Reserved. ― Q1 2024 Non - GAAP Operating Expenses: $27.1 million, down from $32.4 million in Q1 2023 ― Reduction in expenses reflects cost - savings and restructuring initiatives ― Included workforce reduction, consolidation of facilities, and phasing - out legacy platforms ― Continue to expect restructuring plan to save ~$20 million in expenses during FY24 versus FY23 Operating Expenses Non - GAAP Operating Expenses ($ in millions) Q1 2024 Q1 2023 $9.8 $11.7 Research & Development $11.9 $13.4 Sales & Marketing $5.3 $7.3 General & Administrative $27.1 $32.4 Total Operating Expenses (1) (1) Figures may not sum due to rounding

Kornit Digital. All Rights Reserved. P&L KPI’s Q 1 2024 Q1 2023 ($10.7) ($18.0) Non - GAAP Operating Loss ($7.8) ($14.7) Adjusted EBITDA Loss ($5.3) ($13.4) Non - GAAP Net Loss ($0.11) ($0.27) Non - GAAP Basic/Diluted EPS ($13.2) ($18.9) GAAP Net Loss ($0.28) ($0.38) GAAP Basic/Diluted EPS $ in millions, except per share amounts

Kornit Digital. All Rights Reserved. ― At quarter end, cash, including bank deposits and marketable securities, was ~$551 million ― Q1 2024 cash generated from operating activities: ~$4.0 million ― Accounts receivable decreased ~$12.9 million from Q4 2023 ― Inventories decreased ~$0.7 million from Q4 2023 ― Trade payables decreased ~$4.0 million from Q4 2023 Balance Sheet & Cash Flow Q1 2023 Q4 2023 Q1 2024 $623.9 $555.7 $551.4 Cash, Deposits & Marketable Securities $73.0 $93.6 $80.7 Accounts r eceivable, net $92.7 $67.7 $67.0 Inventory $ 11.8 $6.9 $2.9 Trade p ayables $ in millions

Kornit Digital. All Rights Reserved. ― We are encouraged by the response to date of the AIC offering ― Both a higher level of engagement with targeted customers and higher ration of sales closed with AIC model versus our expectations ― Qualified opportunities now in discussion appear likely to convert to orders as seen in Q1 ― Should this be the case, it will reduce our revenues in the short - term (i.e., 2H this year) ― We are committed to tightly monitoring, managing, and learning from this pilot program Impacts of AIC Pilot Program

Kornit Digital. All Rights Reserved. ― Repurchased ~424,000 shares for a total of $7.9 million for the fist quarter of 2024 ― Average price paid per share net of fees was $18.55 ― Approximately $11.4 million remains available for share repurchases under program Share Repurchase Program

Kornit Digital. All Rights Reserved. ― Q2 2024 Revenues: ― Expected to be in the range of $47 million to $52 million ― Q2 2024 Adjusted EBITDA margin: ― Expected to be in the range of negative 10% to 0% of revenue Second Quarter 2024 Guidance

Kornit Digital. All Rights Reserved. 2024 2023 GAAP Revenues 43,776$ 47,778$ GAAP Net Loss (13,199) (18,931) Taxes on income 259 194      Financial income (5,346) (5,404)      Share-based compensation 5,448 5,245      Intangible assets amortization 513 611      Restructuring expenses 1,671 295 Non-GAAP Operating Loss (10,654) (17,990)      Depreciation 2,811 3,262 Adjusted EBITDA (7,843)$ (14,728)$ March 31, (Unaudited) KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA (U.S. dollars in thousands, except share and per share data) Three Months Ended

Kornit Digital. All Rights Reserved. Thank You!